As filed with the Securities and Exchange Commission on May 18, 2010

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

PARKWAY PROPERTIES, INC.
(Exact Name of Registrant as Specified in its Charter)

Maryland	74-2123597
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

One Jackson Place, Suite 1000
188 East Capitol Street
Jackson, Mississippi 39201
(Address of Principal Executive Offices, including Zip Code)

Parkway Properties, Inc. 2010 Omnibus Equity Incentive Plan
(Full Title of the Plan)

Steven G. Rogers, Chief Executive Officer and President
One Jackson Place, Suite 1000
188 East Capitol Street
Jackson, Mississippi 39201
(Name and Address of Agent for Service)

(601) 948-4091
(Telephone Number, Including Area Code, of Agent for Service)

Copy to:
Michael C. Donlon, Esq.
Jaeckle Fleischmann & Mugel, LLP
12 Fountain Plaza
Buffalo, New York 14202
(716) 856-0600

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]   Accelerated filer [X]
Non-accelerated filer [ ]   Smaller reporting company [ ]
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Common Stock, $0.001 par value per share (2)	600,000	$18.055	$10,833,000	$772

    (1)   Determined in accordance with Rule 457(c) and 457(h)(1) under the Securities Act of 1933 based on the average of the high and low reported sales prices of the Common Stock on the New York Stock Exchange on May 17, 2010.

    (2)   Pursuant to Rule 416(a) under the Securities Act of 1933, as amended, this Registration Statement also covers an indeterminate number of additional shares that may be offered and issued to prevent dilution resulting from stock splits, stock dividends or similar transactions as provided in the Parkway Properties, Inc. 2010 Omnibus Equity Incentive Plan.

_____

EXPLANATORY NOTE

This Registration Statement on Form S-8 is being filed to register 600,000 shares of common stock, par value $0.001 per share ("Common Stock"), of Parkway Properties, Inc. which have been reserved for issuance under the Parkway Properties, Inc. 2010 Omnibus Equity Incentive Plan.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

The documents containing the information specified in Part I will be sent or given to participants in the plan described herein as specified by Rule 428(b)(1) of the Securities Act of 1933, as amended (the "Securities Act"). In accordance with the instructions to Part I of Form S-8, such documents will not be filed with the Securities and Exchange Commission (the "Commission") either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424 of the Securities Act. These documents and the documents incorporated by reference pursuant to Item 3 of Part II of this Registration Statement, taken together, constitute the prospectus as required by Section 10(a) of the Securities Act.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.   Incorporation of Documents by Reference.

Parkway Properties, Inc. (the "Registrant" or "Parkway") hereby incorporates by reference into this Registration Statement the following documents filed by it with the Commission:

- our Annual Report on Form 10-K for the year ended December 31, 2009;
- our Quarterly Report on Form 10-Q for the period ended March 31, 2010;
- our Current Reports on Form 8-K filed with the SEC on February 8, 2010, February 16, 2010, May 4, 2010, May 6, 2010, May 14, 2010 and May 18, 2010; and
- the description of our common stock contained in our registration statement on Form 8-A, filed on August 5, 1996, and all amendments and reports updating that description.

In addition, all documents filed by the Registrant subsequent to the date hereof pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4. Description of Securities.

Not applicable (the Common Stock is registered under Section 12 of the Exchange Act).

Item 5. Interests of Named Experts and Counsel.

Not applicable.

Item 6. Indemnification of Directors and Officers.

Parkway is organized in the state of Maryland. Maryland law permits a corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (i) actual receipt of an improper benefit or profit in money, property or services or (ii) active and deliberate dishonesty established by a final judgment and which is material to the cause of action. The charter of Parkway (the "Charter") contains a provision which eliminates directors' and officers' liability to the maximum extent permitted by Maryland law.

Maryland law requires a corporation (unless its charter provides otherwise, which the Charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity, or in the defense of any issue, claim or matter in such a proceeding. The Charter contains a provision authorizing and requiring Parkway to indemnify, to the fullest extent permitted by Maryland law, its directors and officers, whether serving Parkway or, at its request, any other entity.

Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding unless it is established that:

- the act or omission was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty,

- the director or officer actually received an improper personal benefit in money, property or services, or

- in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the prescribed standard of conduct is not met. However, indemnification for an adverse judgment in a suit by us or in our right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, Maryland law permits us to advance reasonable expenses to a director or officer upon receipt of (i) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and (ii) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

Parkway has entered into an indemnification agreement (the "Indemnification Agreement") with each of its directors and officers, and the Board of Directors has authorized Parkway to enter into an Indemnification Agreement with each of the future directors and officers of Parkway. While Maryland law permits a corporation to indemnify its directors and officers; as described above, it also authorizes other arrangements for indemnification of directors and officers, including insurance. The Indemnification Agreement is intended to provide indemnification to the maximum extent allowed by the laws of the State of Maryland.

The Indemnification Agreement provides that Parkway shall indemnify a director or officer who is a party to the Agreement (the "Indemnitee") if he or she was or is a party to or otherwise involved in any proceeding by reason of the fact that he or she was or is a director or officer of Parkway, or was or is serving at its request in a certain capacity of another entity, against losses incurred in connection with the defense or settlement of such proceeding. The provisions in the Indemnification Agreement are similar to those provided for under Maryland law. According to the Indemnification Agreement, however, an Indemnitee who pays any amount in settlement of a proceeding without Parkway's written consent is not entitled to indemnification.

Item 7. **Exemption From Registration Claimed.**

Not applicable.

Item 8. **Exhibits.**

See the Exhibit Index, which is incorporated herein by reference.

Item 9. **Undertakings.**

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)   To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)   To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

(2)   That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)   The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

(c)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jackson, State of Mississippi, on May 18, 2010.

PARKWAY PROPERTIES, INC.

By: /s/ Richard G. Hickson IV
Richard G. Hickson IV
Chief Financial Officer

POWERS OF ATTORNEY

We, the undersigned directors and officers of Parkway Properties, Inc., a Maryland corporation, do hereby constitute and appoint Steven G. Rogers and Leland R. Speed, and each and either of them, our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, to do any and all acts and things in our names and on our behalf in our capacities as directors and officers and to execute any and all instruments for us and in our name in the capacities indicated below, which said attorneys and agents may deem necessary or advisable to enable said corporation to comply with the Securities Act of 1933 and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this registration statement, or any registration statement for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, including specifically, but without limitation, any and all amendments (including post-effective amendments) hereto; and we hereby ratify and confirm all that said attorneys and agents, or either of them, shall do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated as of the 18th day of May 2010.

<u>Signature</u>	<u>Title</u>
/s/ Leland R. Speed Leland R. Speed	Director and Chairman of the Board
/s/ Steven G. Rogers Steven G. Rogers	Chief Executive Officer, President and Director
/s/ Richard G. Hickson IV Richard G. Hickson IV	Executive Vice President and Chief Financial Officer
/s/ Mandy M. Pope Mandy M. Pope	Executive Vice President and Chief Accounting Officer
/s/ Charles T. Cannada Charles T. Cannada	Director
/s/ Laurie L. Dotter Laurie L. Dotter	Director
/s/ Daniel P. Friedman Daniel P. Friedman	Director
/s/ Michael J. Lipsey Michael J. Lipsey	Director
/s/ Brenda J. Mixson Brenda J. Mixson	Director
/s/ Troy A. Stovall Troy A. Stovall	Director
/s/ Lenore M. Sullivan Lenore M. Sullivan	Director

EXHIBIT INDEX

Exhibit Number	Description
5	Opinion of Jaeckle Fleischmann & Mugel, LLP as to the legality of the securities being registered (filed herewith).
23.1	Consent of KPMG LLP (filed herewith).
23.2	Consent of Ernst & Young LLP (filed herewith).
23.3	Consent of KPMG LLP (filed herewith).
23.4	Consent of Jaeckle Fleischmann & Mugel, LLP (included in Exhibit 5).
24	Power of Attorney (included on signature page).
99	Parkway Properties, Inc. Amended and Restated 2010 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed May 18, 2010).